September 8, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Cromwell CenterSquare Real Estate Fund (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 13(4) of Form N-CSR of Cromwell CenterSquare Real Estate Fund dated September 8, 2022. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/PricewaterhouseCoopers LLP

Boston, Massachusetts

Attachment

As a result of the reorganization of Predecessor CenterSquare Fund into the Trust on March 7, 2022, PricewaterhouseCoopers LLP was dismissed as the independent registered public accounting firm for the Predecessor CenterSquare Fund, a series of AMG Funds I. The Board, upon the recommendation of the Trust’s audit committee, selected BBD LLP as independent registered public accounting firm for the Cromwell CenterSquare Real Estate Fund, a series within the Trust on March 7, 2022.

During the last two fiscal years ended December 31, 2021 and December 31, 2020, and the subsequent interim period through March 7, 2022, there were no (1) disagreements with PricewaterhouseCoopers LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to their satisfaction, would have caused them to make reference in connection with their opinion to the subject matter of the disagreements, or (2) reportable events.

The reports by PricewaterhouseCoopers LLP on the financial statements of the Predecessor CenterSquare Fund as of and for the fiscal years ended December 31, 2021 and 2020, did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. The Predecessor CenterSquare Fund has providedPricewaterhouseCoopers LLP with a copy of the disclosures and has requested that PricewaterhouseCoopers LLP furnish a letter stating whether it agrees with the statements and, if not, stating the respects in which it does not agree.

During the last two fiscal years ended December 31, 2021 and December 31, 2020, and the subsequent interim period through March 7, 2022, (i) the Predecessor CenterSquare Fund did not (a) consult with BBD, LLP as to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the financial statements or (b) receive a written report or oral advice that BBD, LLP concluded was an important factor considered in reaching a decision as to such accounting, auditing, or financial reporting issue; and (ii) the Predecessor CenterSquare Fund did not consult BBD, LLP on any matter that was either the subject of a “disagreement” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304 (a)(1)(v) of Regulation S-K). A letter from PricewaterhouseCoopers LLP is attached hereto as Exhibit 13.1a.